UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Wind River Systems, Inc.

(Name of Subject Company (Issuer))

APC II Acquisition Corporation

(Offeror)

A Wholly Owned Subsidiary of

Intel Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

973149107

(CUSIP Number of Class of Securities)

Marty M. Linné, Esq.

Intel Corporation

2200 Mission College Blvd.

Santa Clara, CA 95054-1549

(408) 765-8080

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert Townsend, Esq.

S. Dawn Smith, Esq.

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

(415) 268-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,069,696,661.50	$59,689.07

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation is based on the offer to purchase up to 93,017,101 shares of common stock, par value $0.001 per share of Wind River Systems, Inc. (the “Seller”) including the associated rights to purchase shares of the Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Seller, at a purchase price of $11.50 per share, net to the tendering stockholder in cash, without interest and subject to any required withholding of taxes. Such shares consist of (i) 76,892,405 shares of common stock of the Seller that were issued and outstanding as of May 31, 2009; (ii) 9,819,686 shares of common stock of the Seller potentially issuable upon conversion of outstanding in-the-money stock options as of May 31, 2009, (iii) 3,173,360 shares of common stock subject to outstanding restricted stock units as of May 31, 2009, (iv) 2,931,650 shares of common stock were reserved for issuance under the employee stock purchase plan of the Seller as of May 31, 2009, and (v) 200,000 shares of common stock subject to outstanding performance share awards as of May 31, 2009.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued by the Securities and Exchange Commission on March 11, 2009, by multiplying the transaction value by .00005580.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).
☐	Rule 14d-1(d) (cross-border third-party tender offer).

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) APC II Acquisition Corporation, a Delaware corporation (the “Purchaser”) and wholly owned subsidiary of Intel Corporation, a Delaware corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Company Shares”), including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Rights,” and collectively, with the Company Shares, the “Shares”) of Wind River Systems, Inc., a Delaware corporation (the “Seller “), at a purchase price of $11.50 per Share, net to the tendering stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 11, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 13 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Wind River Systems, Inc., a Delaware corporation. The Seller’s principal executive offices are located at 500 Wind River Way, Alameda, California 94501. The telephone number of the Seller is (510) 748-4100.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.001 per share, of the Seller. The Seller has advised Parent that, as of May 31, 2009, 76,892,405 Company Shares were issued and outstanding; 16,218,657 Company Shares were held in the treasury of the Seller; 14,652,835 Company Shares were potentially issuable upon conversion of outstanding stock options; 3,173,360 Company Shares were subject to outstanding restricted stock units; 2,931,650 Company Shares were reserved for issuance under the employee stock purchase plan of the Seller and 200,000 Company Shares were subject to outstanding performance share awards.

(c) The information set forth in the sections in the Offer to Purchase entitled “Dividends and Distributions” and “Price Range of Company Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) through (c). This Schedule TO is filed by Parent and the Purchaser. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and the Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Parent and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Seller,” “Purpose of the Offer; Plans for Seller” and “The Transaction Documents” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for Seller” and “The Transaction Documents” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and the Purchaser,” “Purpose of the Offer; Plans for Seller” and “The Transaction Documents” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Seller,” “Purpose of the Offer; Plans for Seller” and “The Transaction Documents” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for Seller,” “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated June 11, 2009.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Joint Press Release issued by Intel Corporation and Wind River Systems, Inc. on June 4, 2009, incorporated herein by reference to the Schedule TO filed by Intel Corporation on June 4, 2009.

(a)(5)(B)	Summary Newspaper Advertisement as published in The Wall Street Journal on June 11, 2009.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, by and among Intel Corporation, APC II Acquisition Corporation and Wind River Systems, Inc., dated June 4, 2009.

(d)(2)	Tender and Support Agreement, by and among Intel Corporation, APC II Acquisition Corporation and certain stockholders of Wind River Systems, Inc. listed on Annex I thereto, dated June 4, 2009.

(d)(3)	Executive Employment Agreement, by and among Wind River Systems, Inc., Intel Corporation and Kenneth R. Klein, dated June 4, 2009.

(d)(4)	Non-Competition Agreement, by and among Intel Corporation, Wind River Systems, Inc. and Kenneth R. Klein, dated June 4, 2009.

(d)(5)	Executive Employment Agreement, by and among Wind River Systems, Inc., Intel Corporation and Ian Halifax, dated June 4, 2009.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2009	APC II Acquisition Corporation

	By:	/s/ Trina Van Pelt
	Name:	Trina Van Pelt
	Title:	Vice President

Date: June 11, 2009	Intel Corporation

	By:	/s/ Cary Klafter
	Name:	Cary Klafter
	Title:	President of Legal and Corporate Affairs, Director of Corporate Legal and Corporate Secretary

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated June 11, 2009.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Joint Press Release issued by Intel Corporation and Wind River Systems, Inc. on June 4, 2009, incorporated herein by reference to the Schedule TO filed by Intel Corporation on June 4, 2009.

(a)(5)(B)	Summary Newspaper Advertisement as published in The Wall Street Journal on June 11, 2009.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, by and among Intel Corporation, APC II Acquisition Corporation and Wind River Systems, Inc., dated June 4, 2009.

(d)(2)	Tender and Support Agreement, by and among Intel Corporation, APC II Acquisition Corporation and certain stockholders of Wind River Systems, Inc. listed on Annex I thereto, dated June 4, 2009.

(d)(3)	Executive Employment Agreement, by and among Wind River Systems, Inc., Intel Corporation and Kenneth R. Klein, dated June 4, 2009.

(d)(4)	Non-Competition Agreement, by and among Intel Corporation, Wind River Systems, Inc. and Kenneth R. Klein, dated June 4, 2009.

(d)(5)	Executive Employment Agreement, by and among Wind River Systems, Inc., Intel Corporation and Ian Halifax, dated June 4, 2009.

(g)	Not applicable.

(h)	Not applicable.